December 19, 2012

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Hunt Mining Corp. (the “Company”)
Registration Statement on Form F-1
Filed June 12, 2012
SEC File No. 333-182072

Further to the Company’s Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on Form F-1, and all amendments filed with respect thereto, the Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

HUNT MINING CORP.

By: /s/ Matt Fowler
      Matt Fowler,
      Chief Financial Officer